

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2019

Peter M. Hecht, Ph.D.
Chief Executive Officer
Cyclerion Therapeutics, Inc.
301 Binney Street
Cambridge, MA 02142

      Re: Cyclerion Therapeutics, Inc.
          Draft Registration Statement on Form S-1
          Submitted April 9, 2019
          CIK No. 0001755237

Dear Dr. Hecht:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Bryan S. Keighery, Esq.